Vedder, Price, Kaufman & Kammaholz, P.C.
                            805 Third Avenue
                       New York, New York 10022
                            STEVEN R. BERGER
                              212-407-7714
                         sberger@vedderprice.com



                                                July 15, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director
            O. Nicole Holden, Staff Accountant

Re:     Touchstone Applied Science Associates, Inc.
        File No. 001-16689
        -------------------------------------------

Ladies and Gentlemen:

      On behalf of Touchstone Applied Science Associates, Inc. (the "Company"), I am hereby providing the following supplement to our previous letters, dated May 2, 2005 and June 24, 2005, and to our conference call on July 6, 2005. As we agreed, the Company is filing this response, and upon your review and approval, the Company will then file amended and restated periodic reports for the fiscal periods ended subsequent to July 2003, including the quarterly period for the fiscal quarter ended April 30, 2005.

      1. The Company notes that each of the amended and restated periodic reports filed on June 13, 2005 includes, in several places, an explanatory paragraph indicating that the financial statements included in such reports have been amended and restated, and a footnote to the financial statements setting forth in detail the impact of such restatement on the financial statements for such period. However, as requested by the Staff in our conference call, when the Company files amended and restated reports pursuant to this letter, the Company will include the caption, "As Restated" on each of the financial statements included in such reports.

      2. The Company will amend the Certifications included as Exhibits 31 and 32 to each of its periodic reports to comply with the comments contained in the SEC's letter, dated April 12, 2005, specifically referring to (a) an evaluation of disclosure controls and procedures as of the end of the fiscal period covered by the respective report; and (b) that there were no changes in the Company's internal controls during such period that could materially affect the Company's internal controls during such fiscal period.

      3. The SEC has requested that the Company modify the following statement included in its "Critical Accounting Policies" disclosure:

      "Revenues from the Company's sales of its proprietary tests and other assessment related products are recognized when product is shipped from the Company's warehouse.
Assessment consulting revenues are recognized when the consulting services are rendered."

The Company will amend such disclosure in the "Management's
Discussion & Analysis or Plan of Operation" and in the appropriate footnote to its financial statements contained in each such periodic report as follows:

      "Revenues from the Company's sales of its proprietary tests, including sales of the related ancillary materials, are recognized when the Company ships the physical product from its warehouse. The Company's revenues from performance of assessment consulting and psychometric services under long-term contracts are recognized on the percentage-of-completion basis pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contacts" and Accounting Research Bulletin No. 45, "Long-Term Construction-Type Contacts". For each contract, the Company compares the costs incurred in the course of performing such contract during a fiscal period to the total estimated costs of full performance of the contract, and recognizes a proportionate amount of revenue for such period."

      The Company believes that the accounting policies described above are in conformity with SOP 81-1 and United States generally accepted accounting principles ("GAAP") for the following reasons:

      * The Company's contracts for the performance of custom consulting and psychometric services are either fixed-price contracts or cost-plus contracts. In both cases, the Company uses the percentage-of-completion method to recognize revenue. As provided in SOP 81-1, the percentage-of-completion method is appropriate in circumstances in which the timely performance of a contract is essentially a continuous sale of the contracting party's goods and services. Furthermore, percentage-of-completion is preferred where the contracting party is able to make reasonably dependable estimates of costs, progress towards completion and contract revenues. In these circumstances, the parties have specified in the contract the enforceable rights regarding the services and work-in-progress, and both parties can be expected to perform their respective contractual obligations. (SOP 81-1, paragraphs 22-24)

      * In a fixed price contract, the Company and its client agree on the tasks comprising complete performance, the revenues for the services to be performed, and the deadlines by which the services must be performed. The contracts sometimes contain a separate schedule showing invoicing dates. The contracts generally provide that the completed work, as well as the work-in-progress, become the property of the purchaser of the Company's services. At the measurement dates at the end of a reporting period, the Company compares the costs incurred to the estimated costs of completion and recognizes for such period a proportionate amount of the revenue to be earned under such contract. (SOP 81-1, paragraphs 50, 80). The Company utilizes the percentage-of-completion method of accounting for contract revenues as it believes that such method accurately represents the terms of the contracts and the progress toward completion, as well as the economic realities of this portion of the Company's business.

      * In a cost-plus contract, the Company and its client agree that at specified calendar dates, the Company can invoice the client for services performed in an aggregate amount equal to the costs incurred by the Company in providing such services during the period plus a specified gross margin percentage over such costs. The percentage-of-completion method is also appropriate to account for cost-plus contracts because the "plus" part of the contract price represents the Company's gross profit margin and the recognition of such profit is appropriately tied to the performance of the corresponding services. Currently, the Company has a contract with a state to perform certain item development and psychometric services that relate to special education students. The contract provides for billing based upon "cost-plus" and an agreed-upon indirect charge (which includes overhead and profit).
            At the outset of the contract, the Company prepares a detailed estimate of the services to be performed and the estimated total costs associated with contract completion. This estimate is updated monthly based upon costs incurred to date, and an estimate of the remaining costs to complete the contract. The Company then measures its progress toward completion of the contract based upon total costs incurred, and records revenue proportionately based upon the costs incurred as of the end of the measurement period as they relate to the aggregate of incurred costs and estimated costs to complete. (SOP 81-1, paragraph 57)

      * To the extent that there are any changes to a contract during the course of performance of such contract, the Company will revise its estimate of total costs of full performance and adjust accordingly the current and prospective application of the percentage-of-completion accounting for such contract.

      4. With respect to its sale of proprietary tests and ancillary testing materials and the performance of scoring services, the Company follows the guidance of SAB 104 ("Revenue Recognition", December 2003). Accordingly, the Company recognizes revenue on its products when the revenues have been realized or become realizable and have been earned. For these services and products, title passes to the customer and revenue is recognized as follows:

            (a) Proprietary tests and related testing materials-- when the tests and testing materials shipped; the customer has title to the physical testing materials, but the content of the tests remains the intellectual property of the Company; and

            (b) Scoring reports--in accordance with the scoring contract, but generally when the scoring services are completed and the scoring reports distributed to the contracting school or school district.

                               *   *   *

      The Company believes that its method of accounting for its contracts has been, and continues to be, in conformity with GAAP, consistently applied. If the Staff concurs with the Company's discussion contained in this letter, the Company will proceed to amend and restate its periodic reports for the fiscal periods ended subsequent to July 2003 in order to include the additional textual disclosure referred to above.

      If you have additional questions or would like further information, please do not hesitate to contact Andrew Simon, President of the Company at (845) 277-8100, or the undersigned, at
(212) 407-7714.  Thank you very much.

                                                Very truly yours,


                                                /s/STEVEN R. BERGER
                                                -------------------
                                                Steven R. Berger

cc:  Andrew L. Simon, President
     Touchstone Applied Science Associates, Inc.